February 1, 2006

VIA OVERNIGHT DELIVERY SERVICE

Jessica Livingston, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop MP4569

Washington, DC 20549

Re:	Community Partners Bancorp (the “Company”)
Amendment No. 1 to Form S-4 Filed January 6, 2006
File No. 333-129638 (the “Registration Statement”)

We have received and reviewed your January 20, 2006 comment letter on the Registration Statement. The Company’s responses to the comments are set forth below. This letter and Amendment No. 2 to the Registration Statement are being transmitted via EDGAR on February 1, 2006 (with a February 2, 2006 filing date).

Summary, page 4

Prior Comment 5

1. SEC Comment: We note the added disclosure on the percentage ownership Two River and Town Bank shareholders will have in the new holding company. In a new, descriptively-captioned section, please also briefly state any other ways shareholder rights will materially diminish or change. For example, we note the changes to: the vote required to amend the articles, action by written consent and anti-takeover provisions.

Response: We made the additional requested disclosure in the summary under the new heading “There will be Significant Differences in Your Rights as a Community Partners Shareholder as Compared to Your Rights as a Bank Shareholder” on page 6.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 1, 2006

Opinion of Two River’s Financial Advisor, page 28

Prior Comment 16

2. SEC Comment: We note the response and added disclosure and restate the comment in part. Please expand the advisor’s analysis of selected merger transactions and discounted dividend analysis to state the conclusions or implications of each analysis.

Response: We provided the additional requested disclosure by adding a column to the table under the heading Transaction Multiples on page 35, which provides the transaction multiples for the Two River – Town Bank transaction, and by providing additional disclosure stating conclusions under each of the three tables under the headings Transaction Multiples and Discounted Dividend Analysis on page 35.

Prior Comment 19

3. SEC Comment: We note the response and revised disclosure; however, we do not see the quantification of the accretion to the combined company’s projected earnings per share on page 43. Please advise. We also note that what had been described as a dilutive effect to tangible book value in the first filing is now described as accretive by .78% per share of Two River. Please advise.

Response: We added a sentence on page 43 to the paragraph headed Financial Impact Analysis which quantifies the accretion to Community Partners’ projected earnings per share, tangible book value per share and stated book value per share.

We advise you supplementally that the description of the dilutive effect to tangible book value in the first filing was made in error and was corrected in the amended filing to reflect that the acquisition would have an accretive effect. The error was in the filing only and was not contained in any board materials.

Note 1 – Basis of Pro Forma Presentation, page 67

4. SEC Comment: We note your revised disclosure in response to comment 29 of our letter dated December 9, 2005. Please revise to clarify, if true, that based upon the established minimum exchange ratio, the pro forma purchase price will not decrease below $31.0 million.

Response: We revised our disclosure in the third paragraph under Note 1 – Basis for Pro Forma Presentation on page 70 to clarify the effect of the minimum and maximum exchange ratios. Due to the exchange ratio cap the pro forma purchase price would decrease below $31.0 million if Two River’s Average Price is below $11.00.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 1, 2006

5. SEC Comment: Please revise to clearly explain the impact on the pro forma purchase price if the Two River stock price exceeds $20.50, providing a hypothetical example to demonstrate the impact. Based upon your disclosure it appears that although the exchange ratio is capped at 1.1463 if the average price exceeds $20.50, the pro forma purchase price could exceed $47 million.

Response: As noted under comment #4, we revised our disclosure in the third paragraph under Note 1 – Basis for Pro Forma Presentation on page 70 to clarify the effect of the minimum and maximum exchange ratios and to also provide a hypothetical example demonstrating the impact on the purchase price if Two River’s Average Price was $22.50.

Two River Community Bank Consolidated Financial Statements

Note B – Summary of Significant Accounting Policies, page FS-7

Loans and Allowance for Loan Losses, page FS-8

6. SEC Comment: We note your supplemental response to comment 41 of our letter dated December 9, 2005 that the only loans that the bank services for others are participations sold to other banks. Please revise to disclose the following:

•	That you service the commercial loans for which you sold participations to other banks;

•	Describe your accounting policies related to the servicing rights;

•	Describe the nature of fees presented in your financial statement line item “other loan servicing fees”; and

•	Provide the disclosure required by paragraph 17(e) of SFAS 140, as applicable.

Response: Paragraph 3 on FS-9 has been revised to disclose that participations sold are serviced by Two River and amounted to $ 9,002,000 and $ 10,980,000 at December 31, 2004 and 2003, respectively.

We have not provided additional disclosures required by paragraph 17(e) of SFAS 140 related to servicing rights due to the following explanation. We recognized no servicing income on participations sold for 2005, 2004, 2003 and 2002. No servicing rights or liabilities have been recorded due to immateriality. Costs to service the outstanding participations sold is minimal.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 1, 2006

The financial line item “Other loan servicing fees” has been changed to “Other loan customer service fees”. It was not meant to imply that it consisted of significant third party servicing income. This line consists of all non-yield related loan fees, primarily prepayment penalty fees and commission fee income on mortgage loans originated for third parties who fund such loans in their name. We do not retain servicing for these mortgage loans. Prepayment penalties are early payoff fees on commercial loans that are paid off early.

7. SEC Comment: We note your supplemental response to comment 43 of our letter dated December 9, 2005. Please revise to disclose the typical time period elapsed between origination and the sale of participations for commercial loans. Clarify when and how you determine to sell the participations when the loan is originated. If you had the intent to sale the participation when the loan was originated, the cash flows related to the origination and proceeds from the sale of participations should be presented as operating cash flows. Refer to paragraph 9 of SFAS 102.

Response: It is generally the Bank’s intention to sell the participation in the loan at the time the loan is originated due to legal lending limit considerations. We therefore have restated our cash flow statement to reflect the origination and the sale. The cash out is for the whole loan of which our portion is shown in the investing section and the participation originated for sale is now presented in the operating section. Cash received from the participating bank upon sale is now shown in the operating section. There was no gain or loss recognized on such sales.

Stock-Based Compensation, page FS-10

8. SEC Comment: We note your revised disclosure in response to comment 44 of our letter dated December 9, 2005. Please tell us how you determined the assumed volatility used to estimate the fair value of options for the periods presented. Refer to paragraphs 19 and 395 of SFAS 123.

Response: We recalculated and restated the pro forma stock compensation expense on page FS-11 using historical volatility through the grant date. Volatility assumptions have been revised to 31.9%, 31.4% and 9.5% for the years 2004, 2003 and 2002, respectively. Pro forma stock compensation expense for the nine months ended September 30, 2005 and 2004 have also been revised for the updated volatility assumptions.

The Town Bank Consolidated Financial Statements

Statements of Changes in Shareholders’ Equity, page FS-34

9. SEC Comment: We note your supplemental response to comment 47 of our letter dated December 9, 2005. Please revise your Statement of Changes in Shareholders’

PITNEY HARDIN LLP

Jessica Livingston, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 1, 2006

Equity to reflect this stock dividend pursuant to paragraph 10 of Chapter 7 Section B of ARB 43 or revise your footnote disclosure regarding the stock dividend to explain why it is not presented.

Response: We revised Note 1 on page FS-37 to disclose that all per share amounts and the related common stock and additional paid in capital balances have been retroactively restated to the earliest period presented to reflect Town Bank’s June 1, 2004 5% stock distribution.

Note 10 – Income Taxes, page FS-45

10. SEC Comment: We note your supplemental response to comment 49 of our letter dated December 9, 2005. Please revise your disclosure to describe how you determined the amount of your deferred tax asset valuation allowance at December 31, 2004. Clarify how you determined the amount of the net deferred tax asset that is more likely than not to be realized.

Response: We revised Note 10 on page FS-46 to describe how the amount of deferred tax asset valuation allowance at December 31, 2004 was determined. At December 31, 2004, the Bank concluded that based upon taxes paid in the carry back period and projections for future taxable income over the periods which the deferred tax assets are deductible that it is more likely than not that the deferred tax asset will be realized. The amount of the valuation allowance at December 31, 2004 was determined based upon the state income tax loss carry forwards noted above and the state and federal deferred tax assets related to the allowance for loan losses and depreciation. At December 31, 2004, the Bank determined that a full valuation allowance was necessary against the state deferred tax assets amounting to $148,000 and a partial valuation allowance was necessary against the federal deferred tax assets of $530,000.

Balance Sheet, page FS-52

11. SEC Comment: Please revise to indicate that only the September 30, 2005 balances are unaudited.

Response: We have revised the Balance Sheet on page FS-52 to indicate that only the September 30, 2005 balances are unaudited.

* * * * *

In the event that you have any questions or comments, please feel free to contact me at (973) 966-8125. Thank you.

Very truly yours,

/s/ MICHAEL W. ZELENTY

MICHAEL W. ZELENTY

Enclosures

cc:     Community Partners Bancorp